Exhibit (23)

INDEPENDENT AUDITORS’ CONSENT

To the Board of Directors and Stockholders
Abatix Corp.:

We consent to the incorporation by reference in registration statement No. 333-95187 on Form S-3 of Abatix Corp. of our report dated March 4, 2003 relating to the consolidated balance sheets of Abatix Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows and the related financial statement schedule for each of the years in the three year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Abatix Corp. Our report contains an explanatory paragraph for the adoption of Statement of Financial Accounting Standards No. 142 in 2002.

Dallas, Texas
March 24, 2003